Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED JUNE 30, 2019

Gurugram, India and New York October 18, 2019 ,— Yatra Online, Inc. (NASDAQ: YTRA, OTCQX: YTROF), India’s leading online travel company, today announced its unaudited financial and operating results for the three months ended June 30, 2019.

“The Indian aviation industry witnessed a significant slowdown in the first quarter of the current fiscal year due to the bankruptcy of Jet Airways, which was one of the largest airlines in the country.  Air traffic industry growth in the first quarter of the current fiscal year was 1.5% YoY as compared to 20% in the same quarter last year.  In addition to this macro slowdown impact, we also significantly reduced consumer promotions in our B2C domestic hotels business during the quarter, which contributed to a YOY decline in Adjusted Revenue for the quarter; however the corresponding impact of this was a meaningful improvement in our Adjusted EBITDA as the discounted business was largely loss making in nature.  Our reduction in consumer promotions was a conscious effort on our part to reduce our losses and move towards positive Adjusted EBITDA in the near term.  There was also an adverse impact of INR 136.3 million (USD 2.0 million) on our operating performance in the current quarter due to legal and professional fees related to our previously disclosed merger transaction with Ebix, Inc. and the restructuring of our IATA arrangement.  Excluding the aforesaid, our Adjusted EBITDA loss would have been INR 69.5 million (USD 1.0 million) for the quarter versus an Adjusted EBITDA loss of INR 407.2 million (USD 5.9 million) for the same quarter last year.  Further, we rationalized  our headcount by over 10% between April 2019 and September 2019 and expect this rationalization to also contribute towards our objective of positive operating performance in the near term.” — Dhruv Shringi, Co-founder and CEO.

Yatra Online, Inc.’s financial and operating results for the three months ended June 30, 2019 include 100% of the financial and operating results of Travel.Co.In Limited (TCIL), which we acquired on February 8, 2019.

Financial and operating highlights for the three months ended June 30, 2019:

•                        Revenue reached INR  2,250.8  million (USD  32.7  million).

•                        Adjusted Revenue(1) decreased to INR  1,707.2  million (USD  24.8  million ), representing a decrease of 16.3% YOY.

•                        Adjusted Revenue(1) from Air Ticketing decreased to INR  1,146.9 million (USD  16.6 million), representing a decrease of 8.6% YOY.

•                        Adjusted Revenue(1) from Hotels and Packages decreased to INR  235.4  million (USD  3.4  million), representing a decrease of 55.4% YOY.

•                        Total Gross Bookings (Air Ticketing and Hotels and Packages) (3) reached INR  26.5  billion (USD 0.4  billion) representing a  decline of 6.9% YOY .

•                        Adjusted EBITDA (2) Loss of INR  205.8  million (USD  3.0  million) representing an improvement of 49.5% YOY.

•                        Loss for the period of INR   367.3  million (USD 5.3 million).

	Three months ended June 30,
	2018	2019	2019
	Unaudited			YOY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	2,839,701	2,250,758	32,658	(20.7)%
Results from operations	(705,381)	(372,669)	(5,407)	(47.2)%
Loss for the period	(311,744)	(367,286)	(5,329)	(17.8)%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	2,040,275	1,707,238	24,771	(16.3)%
Air Ticketing	1,254,656	1,146,940	16,642	(8.6)%
Hotels and Packages	528,131	235,361	3,415	(55.4)%
Others (Including Other Income)	257,488	324,937	4,715	26.2%
Adjusted EBITDA (2)	(407,181)	(205,804)	(2,986)	49.5%
Operating Metrics
Gross Bookings (3)	28,426,106	26,462,756	383,963	(6.9)%
Air Ticketing	24,340,003	24,006,011	348,317	(1.4)%
Hotels and Packages	4,086,103	2,456,745	35,646	(39.9)%
Net Revenue Margin% (4)
Air Ticketing	5.2%	4.8%
Hotels and Packages	12.9%	9.6%
Quantitative details (5)
Air Passengers Booked	2,366	2,213		(6.4)%
Stand-alone Hotel Room Nights Booked	579	347		(40.0)%
Packages Passengers Travelled	50	38		(24.0)%

Note:

(1)         Adjusted Revenue represents revenue and other income after deducting service costs and adding back expenses related to consumer promotions and loyalty program costs that has been reduced from revenue due to the adoption of new accounting standard, IFRS 15, effective from April 1, 2018. See the section below titled “Certain Non-IFRS Measures.”

(2)         See the section below titled “Certain Non-IFRS Measures.”

(3)         Gross Bookings represent the total amount paid by our customers for travel services and products booked through us, including taxes, fees and other charges, and are net of cancellation fees and refunds.

(4)         Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking.

(5)         Quantitative details are considered on a gross basis.

As of June 30, 2019, 45,635,407 shares (on an as-converted basis), par value $0.0001 per share were issued and outstanding.

Convenience Translation

The unaudited interim condensed consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months ended June 30, 2019, the unaudited interim condensed consolidated statement of financial position as of June 30, 2019, the unaudited interim condensed consolidated statement of cash flows for three months ended June 30, 2019 and discussion of the results of the three months ended June 30, 2019 compared with three months ended June 30, 2018, were converted into U.S. dollars at the exchange rate of 68.92 INR per USD, which is based on the noon buying rate as at June 30, 2019,  in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent Developments

Ebix Merger Agreement

As previously disclosed, on July 16, 2019, we entered into a Merger Agreement (the “Merger Agreement”) with Ebix, Inc., a Delaware corporation (“Ebix”), and EbixCash Travels Inc., a Cayman Islands exempted company limited by shares and a direct, wholly-owned subsidiary of Ebix (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into us, the separate existence of Merger Sub will cease and we will continue as the surviving company and as a direct, wholly-owned subsidiary of Ebix (the “Merger”). The Company and Ebix continue to work towards consummating the Merger and continue to work together on preparing and filing a proxy statement and Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) in relation with the Merger.

ATB Acquisition

On October 14, 2019, Yatra Online Private Limited (“Yatra India”), a subsidiary of Yatra Online, Inc. (the “Company”), and Air Travel Bureau Private Limited (“ATB”), a subsidiary of Yatra India, entered into a Settlement and Amendment Agreement (the “Settlement Agreement”) with Mr. Sunil Narain (“Mr. Narain”) and ATB Finance and Investment Private Limited (“ATB Finance” and, together with Mr. Narain, the “Sellers”) pursuant to which Yatra India, ATB and the Sellers (collectively, the “Parties”) have agreed, subject to the conditions set forth in the Settlement Agreement, to settle any and all disputes and claims arising from or relating to the certain Share Purchase Agreement among Yatra India, ATB, and the Sellers, dated July 20, 2017 (the “Share Purchase Agreement”) and also to amend certain terms of the Share Purchase Agreement, pursuant to which the Company, through Yatra India, previously agreed to acquire: (a) a majority of the outstanding shares (50.94%) of ATB in exchange for an upfront payment of approximately INR 510 million and (b) the balance of ATB’s outstanding shares in exchange for a final payment (the “Final Payment”) to be made at a second closing which has not yet occurred.

As previously disclosed, on June 4, 2019, the Economic Offences Wing of the Delhi Police (the “EOW”) registered a First Information Report (the “First Information Report”) to initiate an investigation of a criminal complaint filed with the EOW by Mr. Narain against (i) Yatra India, (ii) certain officers and directors of Company subsidiaries, including Yatra India, and (iii) a partner in Yatra India’s external auditing firm, for, inter alia, alleged criminal breach of trust in connection with Yatra India’s performance of its obligations under the Share Purchase Agreement.  Separately, on May 30, 2019, Yatra India filed a petition with the High Court of Delhi seeking, among other things, interim relief against Mr. Narain. Based on the petition, on May 31, 2019, the High Court of Delhi issued an order granting certain interim relief to Yatra India referring the matter to arbitration and also appointing an arbitrator. The arbitrator passed an interim order on August 5, 2019, which was then appealed against by the Sellers.

Pursuant to the Settlement Agreement, on October 16, 2019, the Parties filed a joint application with the arbitrator for the recording of the terms of the Settlement Agreement and the withdrawal of the arbitration proceedings. In addition, the Parties also filed joint petitions with the High Court of Delhi on October 16, 2019 and October 17, 2019, respectively, (i) to dispose of the appeal filed by the Sellers in terms of the Settlement Agreement and (ii) to quash the First Information Report and all subsequent proceedings arising therefrom.

The Settlement Agreement amends certain provisions of the Share Purchase Agreement governing the determination of the Final Payment and also provides for the appointment of a separate accounting firm of chartered accountants, each eligible to be appointed as a statutory auditor under the Companies Act, 2013 (Indian) (the “Accounting Firms”), for each party, which appointed Accounting Firms will jointly prepare and agree the calculation of the final purchase adjustments necessary to determine the Final Payment amount and also prepare a joint statement setting forth the Final Payment amount.  The Settlement Agreement also provides for a procedure to determine the Final Payment in the event that the appointed Accounting Firms cannot jointly agree on the Final Payment amount, pursuant to which a third independent accounting firm will determine the Final Payment amount.  In addition, the Settlement Agreement further provides that pending the determination of the Final Payment amount, no party shall initiate any legal proceedings or file any complaint with any regulatory or governmental authority with respect to the subject matter of the Share Purchase Agreement, as amended, except as provided for under the Share Purchase Agreement, as amended in the Settlement Agreement. No party admitted any liability by entering into the Settlement Agreement.

Appointment of Principal Financial Officer and Chief Accounting Officer

Mr. Anuj Kumar Sethi has been appointed as Company’s Principal Financial Officer and Principal Accounting Officer effective from October 18, 2019.

Company Principal Executive Office

On August 30, 2019, the Company moved its principal executive office to Gulf Adiba, 4th Floor, Plot No. 272, Phase-II, Udyog Vihar, Sector-20, Gurugram, Haryana 122008, India. The Company's telephone number remains the same.

Change in Significant Accounting Policies and Non-IFRS Financial Measure:

Adoption of New Lease Accounting Standard

In February 2016, the IASB issued a new accounting standard IFRS 16, which requires lessees to recognize an asset and a liability on the balance sheet for the rights and obligations created by entering into lease transactions. IFRS 16 introduced a single lessee accounting model and require a lessee to recognized assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The new standard also expands qualitative and quantitative disclosures for lessees. The Company adopted this new standard on April 1, 2019 on a “Modified Retrospective Approach” and made a cumulative adjustment to retained earnings. Accordingly, a comparative for the fiscal 2019 was not being retrospectively adjusted. Upon the adoption of the new lease standard, on April 1, 2019, the Company recognized operating lease assets of INR 183.7 million (USD 2.7 million) and total operating lease liabilities of INR 200.8 million (USD 2.9 million) in the consolidated balance sheet and reclassified certain balances related to existing leases to Right-of-use (ROU) asset amounting to INR 12.9 million (0.19 million). Their impact to retained earnings at adoption was INR 30.0 million (USD 0.4 million) and net of tax impact 29.0 million (USD 0.4 million).

Results of Three Months Ended June 30, 2019 Compared to Three Months Ended June 30, 2018

Revenue.  We generated revenue of INR  2,250.8 (USD 32.7) in the three months ended June 30, 2019, a decrease of 20.7% compared with INR  2,839.7 million (USD  41.2 million) in three months ended June 30, 2018.

Service Cost.  Our service cost decreased to INR 1,008.1 million (USD 14.6 million) in the three months ended June 30, 2019 from INR  1,621.1 million (USD 23.5 million) in the three months ended June 30, 2018 due to the decrease in our sales of holiday packages.

Adjusted Revenue(1)  Our Adjusted Revenue decreased by 16.3% to INR  1,707.2  million (USD  24.8  million) in the three months ended June 30, 2019 from INR  2,040.3  million (USD  29.6  million) in the three months ended June 30, 2018. In the three months ended June 30, 2019, Adjusted Revenue includes the add-back of INR 434.3 million (USD 6.3 million) of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue, compared to an add-back of INR 737.2 million (USD 10.7 million) for like expenses in the three months ended June 30, 2018. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way the Company views its ongoing business. Under IFRS 15, these expenses are required to be reduced from Revenue, an IFRS measure. The decrease in Adjusted Revenue resulted mainly from a decrease of 8.6% in our Adjusted Revenue from Air Ticketing along with a decrease of 55.4% in our Adjusted Revenue from Hotels and Packages and an increase of 26.3% in Others (Including Other Income) which primarily consists of cross sell and advertisement income partially off-set by decrease in eligible sales for government grant.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure), For further details, see the section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue

(a non-IFRS measure)

Amount in INR	Air Ticketing		Hotels and Packages		Others		Total
thousands	Three months ended June, 30
(Unaudited)	2018	2019	2018	2019	2018	2019	2018	2019
Revenue	868,127	772,058	1,826,386	1,195,492	145,188	283,208	2,839,701	2,250,758
Add: Customer promotional expenses	386,529	374,882	322,814	47,929	27,822	11,459	737,165	434,270
Service cost	—	—	(1,621,069)	(1,008,060)	—	—	(1,621,069)	(1,008,060)
Other income							84,478	30,270
Adjusted Revenue	1,254,656	1,146,940	528,131	235,361	173,010	294,667	2,040,275	1,707,238

(1)   See the section below titled “Certain Non-IFRS Measures.”

Air Ticketing. Revenue from our Air Ticketing business was INR  772.1  million (USD  11.2 million) in the three months ended June 30, 2019 against INR  868.1  million (USD  12.6  million) in the three months ended June 30, 2018.

Adjusted Revenue (1) from our Air Ticketing business decreased to INR  1,146.9  million (USD  16.6 million) in the three months ended June 30, 2019 against INR 1,254.7 million (USD 18.2 million) in the three months ended June 30, 2018. In the quarter ended June 30, 2019, Adjusted Revenue (1) for Air Ticketing includes the addition of INR 374.9 million (USD 5.4 million) in the three months ended June 30, 2019 against INR 386.5 million (USD 5.6 million) in the three months ended June 30, 2018 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. Decline in Adjusted Revenue (1) from Air Ticketing for the quarter was driven by a decrease in gross bookings of 1.4% to INR 24.0 billion (USD 0.3 billion) in the three months ended June 30, 2019, including the impact of consolidation of TCIL, as compared to INR 24.3 billion (USD 0.4 billion) in the three months ended June 30, 2018.

Our Net Revenue Margin in the current quarter decreased to 4.8% from 5.2% for the corresponding period last year due to a change in business mix, and reduction in revenues received from our global distribution system providers by INR 46 million (USD 0.7 million) due to a reduction in capacity and cessation of operations by Jet Airways and the impact of movement of airline ticketing inventory content by an airline from GDS provider.

Hotels and Packages. Revenue from our Hotels and Packages business was INR  1,195.5  million (USD  17.3 million) in the three months ended June 30, 2019 against INR  1,826.4 million (USD  26.5  million) in the three months ended June 30, 2018.

Adjusted Revenue (1) for this segment decreased by 55.4% to INR 235.4 million (USD 3.4 million) in the three months ended June 30, 2019 from INR 528.1 million (USD 7.7 million) in the three months ended June 30, 2018. In the quarter ended June 30, 2019, Adjusted Revenue (1) for Hotels & Packages includes the add-back of INR 47.9 million (USD 0.7 million) of customer promotional expenses, which had been reduced from revenue as per IFRS 15 compared to an add-back of INR 322.8 million (USD 4.7 million) for like expenses in the three months ended June 30, 2018. This decrease was due to a decrease in standalone hotel room nights booked by (40.0)% and a decline in Holiday Package sales due to our decision to shut down our physical retail sales locations in our drive towards profitability. Net Revenue Margin for the segment during the current quarter declined to 9.5% from 12.9% for the three months ended June 30, 2018, due to a change in business mix.

Other Revenue.  Our other revenue was INR  283.2   million (USD  4.1 million) in the three months ended June 30, 2019, an increase from INR  145.2   million (USD  2.1  million) in the three months ended June 30, 2018.

Adjusted Revenue for this segment increased by 70.3% to INR 294.7 million (USD 4.3 million) in the three months ended June 30, 2019 from INR 173.0 million (USD 2.5 million) in the three months ended June 30, 2018. In the quarter ended June 30, 2019, Adjusted Revenue includes add-back of INR 11.5 million (USD 0.2 million) of consumer promotion expenses, which had been reduced from revenue as per IFRS 15 compared to an add-back of INR 27.8 million (USD 0.4 million) for like expenses in the three months ended June 30, 2018. This increase in Adjusted Revenue was primarily due to increase in advertisement and alliances income.

Other Income.  Our other income decreased to INR  30.3  million (USD  0.4  million) in the three months ended June 30, 2019 from INR  84.5  million (USD  1.2 million) in the three months ended June 30, 2018 due to decrease in eligible sales for government grant.

Personnel Expenses.  Our personnel expenses decreased by 34.8% to INR   512.9 million (USD 7.4 million) in the three months ended June 30, 2019 from INR  786.3 million (USD  11.4 million) in the three months ended June 30, 2018. This decrease was primarily due to a decrease in employee share-based payment expenses to INR 3.2 million (USD 0.05 million) in the three months ended June 30, 2019 from INR 166.2 million (USD 2.4 million) in the three months ended June 30, 2018, the outsourcing of customer contact centers and certain rationalization of headcount. Personnel expenses, as a percentage of Revenue declined to 22.8% for the current quarter from 27.7% in for the quarter ended June 30, 2018. Personnel expenses, as a percentage of Adjusted Revenue (1) declined to 30.0% for the current quarter from 38.5% for the quarter ended June 30, 2018. Excluding employee share-based compensation costs for three months ended June 30, 2019 and June 30, 2018, personnel expenses decreased by 17.8% in the three months ended June 30, 2019.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 71.3% to INR   82.3   million (USD   1.2   million) in the three months ended June 30, 2019 from INR  286.5  million (USD  4.2  million) in the three months ended June 30, 2018, post adoption of IFRS 15 on April 1, 2018. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from Revenue per IFRS 15, our marketing spend would have been INR 516.5 million (USD 7.5 million) against INR 1,022.3 million (USD 14.8 million) in the three months ended June 30, 2018, 49.5% lower year-over-year for the quarter, which was lower than the year-over-year decrease in Adjusted Revenue (1) of 16.3% for the three months ended June 30, 2019.

Other Operating Expenses.  Other operating expenses increased by 10.3% to INR  886.8  million (USD  12.9 million) in the three months ended June 30, 2019 from INR  803.7 million (USD  11.7  million) in the three months ended June 30, 2018 primarily due to increase in legal and professional expenses, call center outsourcing expenses and  payment gateway expenses in the quarter ending

(1)   See the section below titled “Certain Non-IFRS Measures.”

June 30, 2019, partially offset by decrease in rent expense due to adoption of IFRS 16, travelling and conveyance communication and rates and taxes.

Adjusted EBITDA Loss(1). Due to the forgoing factors and operating efficiencies, adjusted EBITDA Loss(1) was INR  205.8  million (USD  3.0  million) in the three months ended June 30, 2019 from  adjusted EBITDA loss(1) of INR  407.2  million (USD  5.9  million) in the three months ended June 30, 2018.

Depreciation and Amortization.  Our depreciation and amortization expenses increased by 24.0% to INR  163.7  million (USD  2.4   million) in the three months ended June 30, 2019 from INR 132.0  million (USD 1.9  million) in the three months ended June 30, 2018 primarily as a result of an increase in amortization expense on right of use assets on adoption of IFRS 16.

Results from Operations.  As a result of the foregoing factors, our result from operating activities was a loss of INR  372.7 million (USD 5.4 million) in the three months ended June 30, 2019. Our loss for the three months ended June 30, 2018 was INR 705.4 million (USD 10.2 million), excluding the employee share-based compensation costs.

Adjusted Results from Operations(1) would have been INR 369.5 million (USD 5.4 million) for three months ended  June 30, 2019 as compared to INR 539.2 million (USD 7.8 million) for three months ended June 30, 2018.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture decreased to INR 2.5 million (USD 0.04 million) in the three months ended  June 30, 2019 from INR 3.6 million (USD 0.05 million) in the three months ended June 30, 2018.

Finance Income. Our finance income increased to INR   25.7 million (USD  0.4  million) in the three months ended June 30, 2019 from INR   6.2  million (USD 0.1 million) in the three months ended June 30, 2018. The increase was primarily due to interest received on the tax refunds.

Finance Costs. Our finance costs increased to INR  48.0  million (USD 0.7  million) in the three months ended June 30, 2019 as compared to INR  45.1  million (USD  0.7  million) in the three months ended June 30, 2018. The increase was mainly due to interest on the lease liability on adoption of IFRS 16.

Change in fair value of warrants. The change in the fair market value of warrants resulted in a gain of INR  47.1 million (USD 0.7 million) during the three months ended  June 30, 2019.

Income Tax Expense.  Our income tax expense during the three months ended June 30, 2019 was INR   17.0 million (USD  0.2  million) compared to an expense of INR  1.0  million (USD  0.02  million) during the three months ended June 30, 2018.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended June 30, 2019 was INR  367.3 million (USD  5.3 million)  as compared to a loss of INR  311.7  million (USD 4.5 million)  in the three months ended June 30, 2018. Excluding the employee share based compensation costs and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 411.2 million (USD 6.0 million) for three months ended June 30, 2019 and INR 582.8 million (USD 8.5 million) for three months ended June 30, 2018.

Basic Loss per Share. Basic loss per share was INR 7.82 (USD 0.11) in the three months ended June 30, 2019 as compared to basic loss per share of INR 8.41 (USD 0.12) in the three months ended June 30, 2018. After excluding the employee share-based compensation costs and net change in fair value of warrants Adjusted Basic Loss per Share(1) would have been INR 8.76 (USD 0.13) in the three months ended June 30, 2019, as compared to INR 16.09 (USD 0.23) in the three months ended June 30, 2018.

Diluted Loss per Share. Diluted loss per share was INR 7.82 (USD 0.11 ) in the three months ended June 30, 2019 as compared to Diluted loss per share of INR 8.56 (USD 0.12) in the three months ended June 30, 2018. After excluding the employee share-based compensation costs and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 8.76 (USD 0.13) in the three months ended June 30, 2019 as compared to INR 16.00 (USD 0.23) in the three months ended June 30, 2018.

Liquidity. As of June 30, 2019 , the balance of cash and cash equivalents and term deposits on our balance sheet was INR 2,142.8 million (USD 31.1 million).

(1)         See the section below titled “Certain Non-IFRS Measures.”

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited  condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA Loss, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost and change in fair value of warrants. Our non-IFRS financial measures reflect adjustments based on the following:

•                              Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

•                              Change in fair value of warrants - Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million ordinary shares of the Company and the warrants issued to the Silicon Valley Bank and Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our results from operations, loss for the period and basic and diluted loss per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA Loss, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, change in fair value of warrants and depreciation and amortization in case of Adjusted EBITDA Loss. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA Loss, Adjusted Results from Operations, Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share.

The following table reconciles our Loss for the period (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (Loss) (unaudited)	Three months ended June 30,
Amount in INR thousands	2018	2019
Loss for the period as per IFRS	(311,744)	(367,286)
Employee share-based compensation costs	166,190	3,214
Depreciation and amortization	132,010	163,651
Share of loss of joint venture	3,639	2,456
Finance income	(6,161)	(25,742)
Finance costs	45,069	48,009
Change in fair value of warrants	(437,231)	(47,082)
Tax expense	1,047	16,976
Adjusted EBITDA Loss	(407,181)	(205,804)

The following table reconciles our Results from Operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended June 30,
Amount in INR thousands	2018	2019
Results from operations (as per IFRS)	(705,381)	(372,669)
Employee share-based compensation costs	166,190	3,214
Adjusted Results from Operations	(539,191)	(369,455)

The following table reconciles Loss for the periods (an IFRS measure) to Adjusted Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)	Three months ended June 30,
Amount in INR thousands	2018	2019
Loss for the period (as per IFRS)	(311,744)	(367,286)
Employee share-based compensation costs	166,190	3,214
Net change in fair value of warrants	(437,231)	(47,082)
Adjusted Loss for the Period	(582,785)	(411,154)

The following tables reconcile Basic and Diluted Loss per share (an IFRS measure) to Adjusted Basic and Adjusted Diluted loss per share (a non-IFRS measure) for the periods indicated:

	Three months ended June 30,
Reconciliation of Adjusted Basic Loss (Per Share) (unaudited)	2018	2019
Basic Loss per share (as per IFRS)	(8.41)	(7.82)
Employee share-based compensation costs	4.58	0.07
Net change in fair value of warrants	(12.26)	(1.01)
Adjusted Basic Loss Per Share	(16.09)	(8.76)

Reconciliation of Adjusted Diluted Loss	Three months ended June 30,
(Per Share) (unaudited)	2018	2019
Diluted Loss per share (as per IFRS)	(8.56)	(7.82)
Employee share-based compensation costs	4.57	0.07
Net change in fair value of warrants	(12.01)	(1.01)
Adjusted Diluted Loss Per Share	(16.00)	(8.76)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue

(a non-IFRS measure)

Amount in INR	Air Ticketing		Hotels and Packages		Others		Total
thousands	Three months ended June, 30
(Unaudited)	2018	2019	2018	2019	2018	2019	2018	2019
Revenue	868,127	772,058	1,826,386	1,195,492	145,188	283,208	2,839,701	2,250,758
Add: Customer promotional expenses	386,529	374,882	322,814	47,929	27,822	11,459	737,165	434,270
Service cost	—	—	(1,621,069)	(1,008,060)	—	—	(1,621,069)	(1,008,060)
Other income							84,478	30,270
Adjusted Revenue	1,254,656	1,146,940	528,131	235,361	173,010	294,667	2,040,275	1,707,238

Safe Harbor Statement

Statements contained in this earnings release that relate to future results and events may constitute “forward-looking statements” within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on the current expectations, estimates, forecasts and projections of the Company regarding the Company and its industry, and of the Company and Ebix regarding the Merger. These forward-looking statements may include but are not limited to statements about (i) the Company’s future growth prospects and (ii) the expected completion of the Merger and the timing thereof and the satisfaction or waiver of any conditions to the consummation of the Merger as there can be no assurances that the Merger will be consummated. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “seem,” “should” and similar expressions. Such statements include, among other things, management’s beliefs, estimates and projections, as well as our strategic and operational plans. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries; other economic, business, competitive, and/or regulatory factors affecting the businesses of the Company and/or Ebix generally, including those set forth in our reports filed with the SEC and those set forth in Ebix’s most recent most recent Annual Report on Form 10-K, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections therein, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Forward-looking statements contained herein speak only as of the date hereof, and the Company and Ebix undertake no obligation to publicly release the results of any revisions or updates to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

About Yatra Online, Inc.

We are the second largest online travel agent company in India. Based in Gurugram, India, we are a one-stop-shop for all travel related services. A brand that believes in “Creating Happy Travelers,” we provide information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, Packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises.  As a leading consolidator of accommodation options, we provide real-time bookings for more than 108,000 hotels and homestays in India and over 1.5 million hotels around the world. Through our website, www.yatra.com, our mobile application and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Investor Relations

+1-646-875-8380

manish.hemrajani@yatra.com

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS ENDED JUNE 30, 2019

(Amount in thousands, except per share data and number of shares)

	Three months ended June 30,
	2018	2019
	INR	INR	USD
Revenue
Rendering of services	2,700,017	1,985,450	28,808
Other revenue	139,684	265,308	3,850
Total revenue	2,839,701	2,250,758	32,658
Other income	84,478	30,270	439

Service cost	1,621,069	1,008,060	14,627
Personnel expenses	786,306	512,946	7,443
Marketing and sales promotion expenses	286,491	82,255	1,193
Other operating expenses	803,684	886,785	12,867
Depreciation and amortization	132,010	163,651	2,375
Results from operations	(705,381)	(372,669)	(5,408)

Share of loss of joint venture	(3,639)	(2,456)	(36)
Finance income	6,161	25,742	374
Finance costs	(45,069)	(48,009)	(697)
Change in fair value of warrants - gain	437,231	47,082	683
Loss before taxes	(310,697)	(350,310)	(5,084)
Tax expense	(1,047)	(16,976)	(246)
Loss for the period	(311,744)	(367,286)	(5,330)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement loss on defined benefit plan	(500)	(3,953)	(57)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences (loss)/gain	(80,431)	6,134	89
Other comprehensive income / (loss) for the period, net of tax	(80,931)	2,181	32
Total comprehensive loss for the period, net of tax	(392,675)	(365,105)	(5,298)

Loss attributable to :
Owners of the Parent Company	(299,713)	(363,244)	(5,271)
Non-Controlling interest	(12,031)	(4,042)	(59)
Loss for the period	(311,744)	(367,286)	(5,330)

Total comprehensive loss attributable to :
Owners of the Parent Company	(380,641)	(361,004)	(5,238)
Non-Controlling interest	(12,034)	(4,101)	(60)
Total comprehensive loss for the period	(392,675)	(365,105)	(5,298)

Loss per share
Basic	(8.41)	(7.82)	(0.11)
Diluted	(8.56)	(7.82)	(0.11)

Weighted average no. of shares
Basic	35,657,319	46,474,071	46,474,071
Diluted	36,399,721	46,474,071	46,474,071

Yatra Online, Inc. Consolidated

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT JUNE 30, 2019

(Amounts in thousands, except per share data and number of shares)

	31 March, 2019	30 June, 2019	30 June, 2019
	INR	INR	USD
Assets
Non-current assets
Property, plant and equipment	155,434	129,334	1,877
Right-of-use assets	—	172,249	2,499
Intangible assets and goodwill	2,236,481	2,186,674	31,728
Prepayments and other assets	7,866	7,512	109
Other financial assets	30,631	30,780	447
Term deposits	23,548	19,018	276
Other non financial assets	254,914	240,817	3,494
Deferred tax asset	123,169	123,013	1,785
Total non-current assets	2,832,043	2,909,397	42,215

Current assets
Inventories	3,807	4,566	66
Trade and other receivables	4,921,270	4,894,023	71,010
Prepayments and other assets	899,908	774,970	11,244
Income tax recoverable	495,583	411,393	5,969
Other financial assets	232,287	254,493	3,693
Term deposits	1,005,985	1,061,183	15,397
Cash and cash equivalents	2,161,014	1,062,629	15,418
Total current assets	9,719,854	8,463,257	122,797

Total assets	12,551,897	11,372,654	165,012

Equity and liabilities
Equity
Share capital	713	714	10
Share premium	18,884,105	18,885,402	274,019
Treasury shares	(11,219)	(11,219)	(163)
Other capital reserve	735,988	737,802	10,705
Accumulated deficit	(17,256,409)	(17,658,191)	(256,213)
Foreign currency translation reserve	6,571	12,705	184
Total equity attributable to equity holders of the Company	2,359,749	1,967,213	28,542
Total Non-controlling interest	19,421	21,027	305
Total equity	2,379,170	1,988,240	28,847

Non-current liabilities
Interest bearing loans and borrowings	24,587	170,072	2,468
Trade and other payables	3,097	3,097	45
Deferred tax liability	42,503	41,288	599
Employee benefits	81,849	86,587	1,256
Deferred revenue	96,392	162,298	2,355
Other financial liabilities	94	21	—
Other non-financial liability	2,303	—	—
Total non-current liabilities	250,825	463,363	6,723

Current liabilities
Interest bearing loans and borrowings	1,151,818	1,069,611	15,520
Trade and other payables	5,264,949	4,523,475	65,634
Employee benefits	97,156	99,425	1,443
Deferred revenue	579,319	414,486	6,014
Income taxes payable	4,080	6,256	91
Other financial liabilities	1,756,203	1,744,156	25,307
Other current liabilities	1,068,377	1,063,642	15,433
Total current liabilities	9,921,902	8,921,051	129,442
Total liabilities	10,172,727	9,384,414	136,165
Total equity and liabilities	12,551,897	11,372,654	165,012

Yatra Online, Inc. Consolidated

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THREE MONTHS ENDED JUNE 30, 2019

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non- controlling interest	Total Equity
Balance as at April 1, 2019	713	18,884,105	(11,219)	(17,256,409)	735,988	6,571	2,359,749	19,421	2,379,170

Effect of adoption of new accounting standards- IFRS 16				(28,612)			(28,612)	(427)	(29,039)
Balance as at April 1, 2019	713	18,884,105	(11,219)	(17,285,021)	735,988	6,571	2,331,137	18,994	2,350,131

Loss for the period				(363,244)			(363,244)	(4,042)	(367,286)

Other comprehensive loss
Foreign currency translation differences				—		6,134	6,134	—	6,134
Re-measurement loss on defined benefit plan				(3,895)		—	(3,895)	(58)	(3,953)
Total other comprehensive loss	—	—	—	(3,895)	—	6,134	2,239	(58)	2,181

Total comprehensive loss	—	—	—	(367,139)	—	6,134	(361,004)	(4,101)	(365,105)

Share based payments	—	—	—	102	3,112	—	3,214	—	3,214
Exercise of options	1	1,297	—	—	(1,298)	—	—	—	—
Change in non-controlling interest	—	—	—	(6,133)	—	—	(6,133)	6,133	—
Total contribution by owners	1	1,297	—	(6,031)	1,814	—	(2,919)	6,133	3,214

Balance as at June 30, 2019	714	18,885,402	(11,219)	(17,658,191)	737,802	12,705	1,967,213	21,027	1,988,240

Yatra Online, Inc. Consolidated

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THREE MONTHS ENDED JUNE 30, 2019

(Amount in thousands, except per share data and number of shares)

	June 30,
	2018	2019	2019
	INR	INR	USD
Loss before tax	(310,697)	(350,310)	(5,084)
Adjustments for non-cash and non-operating items	(77,722)	233,982	3,395
Change in working capital	(890,787)	(770,160)	(11,175)
Direct taxes paid (net of refunds)	(71,846)	68,281	991
Net cash used in operating activities	(1,351,052)	(818,208)	(11,872)
Net cash (used in)/generated from investing activities	73,903	(112,569)	(1,633)
Net cash generated/ (used in) from financing activities	3,478,356	(163,683)	(2,375)
Net increase/(decrease) in cash and cash equivalents	2,201,207	(1,094,460)	(15,880)
Cash and cash equivalents at the beginning of the period	2,465,073	1,363,671	19,786
Effect of exchange differences on cash and cash equivalents	(34,529)	(2,900)	(42)
Cash and cash equivalents at the end of the period*	4,631,751	266,311	3,864

* Includes overdraft of INR 796,317 (INR 384,894 as on June 30, 2018)

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended June, 30
(In thousands except percentages)	2018	2019
Quantitative details *
Air Passengers Booked	2,366	2,213
Stand-alone Hotel Room Nights Booked	579	347
Packages Passengers Travelled	50	38
Gross Bookings
Air Ticketing	24,340,003	24,006,011
Hotels and Packages	4,086,103	2,456,745
Total	28,426,106	26,462,756
Adjusted Revenue
Air Ticketing	1,254,656	1,146,940
Hotels and Packages	528,131	235,361
Others (Including Other Income)	257,488	324,937
Total	2,040,275	1,707,238
Net Revenue Margin%**
Air Ticketing	5.2%	4.8%
Hotels and Packages	12.9%	9.6%

* Quantitative details are considered on Gross basis

**Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Bookings.